

March 12, 2012

Via E-mail
Chet Idziszek
Chief Executive Officer
Oromin Explorations, Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C., Canada, V6E 2E9

  Re: Oromin Explorations, Ltd.
    Form 20-F for Fiscal Year Ended February 28, 2011
    Filed September 12, 2011
    Form 6-K furnished November 14, 2011
    Response dated March 1, 2012
    File No. 000-30614

Dear Mr. Idziszek:

We have reviewed your response and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 6-K furnished November 14, 2011

Exhibit 99.1 – Unaudited Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements, page 6

16. Transition to IFRS, page 22

Notes to Reconciliation, page 31

(a) Basis of Consolidation, page 31

Chet Idziszek
Oromin Explorations, Ltd.
March 12, 2012
Page 2

1.	We note in your response to comment one of our letter dated February 23, 2012 that you follow IFRS 6 to assess your equity investment in OJVG for impairment. Please tell us how you determined it is appropriate to apply IFRS 6 when assessing your equity method investment for impairment. In this regard, under the equity method the requirements of IAS 39 should be applied to determine whether it is necessary to recognize impairment losses. Refer to IAS 28.31. Please also confirm to us that there was no objective evidence that your equity investment in OJVG was impaired in fiscal 2011 or 2012. Refer to IAS 39.58.

	You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

			Sincerely,

			/s/Tia L. Jenkins

			Tia L. Jenkins
			Senior Assistant Chief Accountant
			Office of Beverages, Apparel and
			Mining